

July 25, 2012

<u>Via E-mail</u>
Mr. James E. Wendle
President and Chief Executive Officer
EQM Technologies & Energy, Inc.
1800 Carillon Boulevard
Cincinnati, OH 45240

> **Re: EQM Technologies & Energy, Inc.**
> **Registration Statement on Form 10**
> **Filed June 28, 2012**
> **File No. 0-54750**

Dear Mr. Wendle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since EQM Technologies & Energy, Inc. or EQM appears to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups or JOBS Act, please disclose in the beginning of the registration statement that EQM is an emerging growth company and revise the registration statement to:

    - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to EQM, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State EQM's election under Section 107(b) of the JOBS Act:

  o If EQM has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If EQM has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows EQM to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in the risk factor that, as a result of this election, EQM's financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in the critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to EQM as a smaller reporting company.

2. Update EQM's EDGAR company profile to include its current business and mailing address.

3. We note that you have not filed certain Exchange Act reports, including Forms 10-K and Forms 10-Q, for any period since the year ended December 31, 2009. It appears that you should file all these reports at your earliest opportunity. Please contact us to discuss.

4. Our records reflect that EQM has not filed annual, quarterly, or current reports under the Exchange Act on a regular basis since the filing of a Form 10-K on May 7, 2010. Since EQM has not filed a Form 15, tell us why EQM was eligible to terminate or suspend its reporting obligations under the Exchange Act. We may have further comments.

5. Note that the registration statement becomes effective automatically 60 days after its initial filing. EQM will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the Form 10. If EQM does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the Form 10 before it becomes effective automatically. Note that this comment assumes EQM was eligible to terminate or suspend its reporting obligations under the Exchange Act.

Forward Looking Statements, page 1

6. Since EQM is a penny stock issuer, EQM is ineligible to rely on the safe harbor provision for forward looking statements in the Private Securities Litigation Reform Act of 1995. See Section27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act, and delete the phrase "within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Business, page 1

7. Please discuss your dependence on one or a few major customers in greater detail, and file all material agreements as exhibits. See Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure on major customers in note 16 to the financial statements on page F-39.

Corporate History, page 2

8. Please briefly describe the business histories of both companies prior to the Beacon merger.

Beacon Merger, page 2

9. Please disclose the value of the consideration exchanged in the merger.

Contracts, page 10

10. Please quantify the portion of EQM's business conducted on a fixed price, time-and-materials, and cost-plus basis during each of the periods presented in the financial statements.

Market Opportunity, page 14

11. Please quantify the portion of EQM's revenues derived from the public sector during each of the periods presented in the financial statements.

Environmental Services Segment Offices, page 3; Properties, page 38

12. List the five cities comprising the Quad Cities.

Tolling Arrangement, page 13; We have committed production capacity to a single customer under a tolling agreement, page 22; Biodiesel Production Segment, page 29

13. Identify the tolling purchaser with whom EQM entered into a tolling agreement. We note
    that you filed the agreement as exhibit 10.25 to the registration statement.

We are subject to commodity pricing risks with regard to our feedstock inputs and biodiesel
output, page 23

14. Please explain why you have included this risk factor in your document. We note that you
    have entered into a tolling agreement with a third party, and it appears that these risks reside
    with your tolling agreement counterparty.

Critical Accounting Estimates and Policies, page 30

15. Given the significance of your deferred tax assets and the fact that you have not recorded a
    valuation allowance, please revise your disclosures to include a critical accounting policy,
    identifying the positive and negative evidence that you considered when determining if a
    valuation allowance was necessary. In this regard, please include a discussion explaining
    how you considered your losses in recent years in determining whether your deferred tax
    assets are realizable. If you are relying on the recognition of future pre-tax income, please
    disclose the amount of pre-tax income that you need to generate to realize the deferred tax
    assets. If you are relying on tax planning strategies, please disclose the nature of your tax
    planning strategies, how each strategy supports the realization of deferred tax assets, the
    amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions
    related to these tax-planning strategies.   Refer to ASC topic 740-10-31 and section 501.14 of
    the Financial Reporting Codification for guidance.

Long-lived Assets, page 31

16. We note that the evaluation of the recoverability of long-lived assets required you to make
    significant estimates and assumptions. Please revise your filing to comprehensively address
    how you evaluated your property, plant and equipment and your finite lived intangible assets
    (e.g., customer relationships, patents, and non-compete agreements) for impairment.
    Specifically address the following:

    - Identify the nature of your asset groups, and provide a more comprehensive
      discussion of how you estimate the future cash flows of your asset groups to test
      them for recoverability. Refer to ASC Topic 360-10-35;

    - Identify those asset groups for which their undiscounted cash flows are not
      materially different from their carrying amount, and quantify the carrying amount of

those assets groups. In this regard, your disclosures should clearly communicate to investors the amount of your property, plant, and equipment that is at-risk for impairment, as this is a significant asset;

- Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analyses, and quantify the potential impact of changes in each material assumption by providing sensitivity analyses.

Goodwill and Intangible Assets, page 31

17. We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please consider disclosing the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

- How you weight each of the methods used, including the basis for that weighting (if multiple approaches are used).

- A qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions.

- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes.

18. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each such reporting unit in future filings:

- Identify the reporting unit;

- Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;

- Disclose the amount of goodwill;

- Provide a description of the assumptions that drive the estimated fair value;

- Provide a discussion of the uncertainty associated with these key assumptions;

- Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair values substantially exceed the carrying values for all of your reporting units, please disclose that determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Discussion of Operating Results, page 33

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 35

Revenues, page 35

19. We note that your revenues decreased year over year due to a decrease in revenue received from the U.S. Air Force and the EPA. Please revise your disclosure to further discuss the reasons for the lower revenues from these sources.

Operating Expenses, page 35

20. Your disclosure indicates that operating expenses increased due to additional compensation costs. Please revise your filing to explain the underlying reasons for the increased costs.

Other

21. Please revise your results of operations discussion in your MD&A to address the reasons for the significant increase year-over-year in your allowance for doubtful accounts. To the extent that collectability of accounts receivable may impact your future liquidity, please also enhance your liquidity and capital resources discussion to address the potential impact.

22. We note your disclosure which indicates there was no impairment to goodwill for all periods presented, and we note that you recorded impairment to intangible assets during the year ended December 31, 2010. Please expand your disclosure to explain the reasons for impairment and the nature of the impaired intangible asset.

Liquidity and Capital Resources, page 36

Cash Flows – Operating Activities, page 36

23. Your discussion of cash flows from operating activities merely repeats information found in the balance sheet and statement of cash flows. Please revise your filing to provide a more comprehensive explanation of the underlying reasons for the cash flows from or used in operating activities.

Director Compensation, page 47

24. Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed. We note that you have no "standard compensation arrangement" for your directors. See Item 402(r)(3) of Regulation S-K.

Biodiesel Supplier Claim, page 50

25. Identify the supplier who filed the lawsuit against Beacon in the Superior Court of the State of Delaware on March 11, 2010, and provide updated information as applicable.

Description of Registrant's Securities to Be Registered, page 54

26. Clarify in the second paragraph under "General" that the summaries include the material provisions and terms of EQM's capital stock.

Note 11. Commitments and Contingencies, page F-31

Joint Ventures, page F-33

27. We note your disclosure which indicates your joint ventures have ceased operations and your investment in the joint ventures is reflected at a value of zero. Your disclosure further indicates that you have a receivable from a joint venture of $327,000 relating to an equitable relief claim. Please tell us if you have reflected this amount in your financial statements, and, if so, where this amount is reflected on your balance sheet and why you believe collectability

is reasonably assured. We note in your legal proceedings disclosures that you are unable to determine the amount or timing of any collection for this "receivable."

Note 12. Income Taxes, page F-33

28. We note that you have recognized substantial deferred tax assets and that you have not recorded a valuation allowance for any year presented. We further note that you have sustained substantial pre-tax losses in all years presented. Please tell us why you believe a valuation allowance relating to your deferred tax assets is not required. Refer to ASC 740-10-30-17 through 30-24. In particular, please address the guidance found in ASC 740-10-30-23 which indicates a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. As part of your response, please provide us supplemental results of operations history for the years 2006-2008.

29. Please tell us and revise your filing to clearly describe the facts and circumstance surrounding the 'deferred tax true up' and the impact of state taxes which impacted your effective tax rate in the fiscal year ended December 31, 2010.

30. Please provide us a supplemental analysis of your net operating losses at December 31, 2011. In this regard, please explain and reconcile how the NOL amounts recognized in the acquisition of Beacon and the NOL amounts generated by EQM, agree to the total NOLs shown in your table on page F-33.

Beacon Energy Holdings Inc.

Notes to the Consolidated Financial Statements

Note 8. Commitment and Contingencies, page F-57

31. Please tell us and revise your disclosures, if appropriate, to disclose whether the contingencies related to Terra Bioenergy and the other potential liabilities related to legal and other commitments continue to exist as of the end of the most recent reporting period.

Pro Forma Condensed Combined Financial Information

32. Please explain why your purchase price allocation and pro forma information does not reflect the acquisition of deferred tax assets. We note on page F-35 of the EQM financial statements that significant NOLs existed and appear to be recognized to some extent in the deferred tax assets of EQM.

Exhibit 2.1

33. Include by footnote or otherwise an agreement to furnish a copy of any omitted schedule to the Commission upon request. <u>See</u> Item 601(b)(2) of Regulation S-K.

Exhibits 10.1, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, and 10.10

34. We note that E   QM did not file the exhibits' attachments. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melinda J. Hooker at (202) 551-3732 or Kevin W. Stertzel at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

<u>Via E-Mail</u>
Adam W. Finerman, Esq.